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I wanted to reach out to you as we recognize that our community members, like you, have been the cornerstone of our success at SweatPals. You've played a critical role in bringing us to where we are today and I'm excited to share with you an opportunity that goes into the realm of shared ownership and success.

As the Founder and CEO of SweatPals, I've always believed in the power of community. SweatPals is at a very exciting time in our growth. In only one year, we have:

- Grown to over 30,000 platform members in three major cities.
- Won the largest global startup competition in the world for half a million dollars judged by 5 top financial institutions (link).
- Have seen over 8,000 events and 500 communities.

While many companies at our stage turn to Venture Capital funds for investment, we're considering a different approach. We're exploring the idea of offering YOU the opportunity to become more than a user of SweatPals - to become a shareholder and investor of SweatPals. This opens the door for our community to share in the future upside and profits of SweatPals, a company you've helped to build and grow over the past year.

We would greatly appreciate it if you took this 30-second survey on your interest in investing if we started a community round. Amounts can be as small as $100, which through a new program called 'WeFunder' we can enable.

By filling out the form, you'll be the first to know if we decide to pull the trigger. This is a non-binding answer and helps us validate our community interest.

Thank you for being on this journey with us!

Salar Shahini
Founder, CEO

SWEATPALS

SWEATPALS

SweatPals is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
SweatPals
3300 N Interstate Hwy 35
Austin, Texas 78705
USA

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1 → Would you invest in SweatPals?*

(This answer doesn't bind you to invest)

Choose as many as you like

| A | Yes! I will invest AND share with my friends about it too! |

| B | Yes |

| C | I'm open to it but need to learn more about SweatPals first |

| D | I'm open to it but not sure how investing works |

| E | No |



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?


VOUCH FOR JOHN

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About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   